Exhibit 99.1

Vision Marine Technologies Granted Extension for Continued Listing on the Nasdaq Stock Market

Vision Marine Announces Reverse Stock Split to Regain Nasdaq Compliance

Montreal, Canada – October 4, 2024 – Vision Marine Technologies Inc. (the “Company”) (NASDAQ: VMAR), a pioneer in electric marine propulsion, today announced that it has received an extension from the Nasdaq Hearings Panel to continue its listing on the Nasdaq Capital Market. This extension allows the Company additional time to regain compliance with Nasdaq’s continued listing requirements, subject to meeting specific compliance criteria within designated timeframes.

As part of the Company’s strategy to meet Nasdaq’s minimum bid price requirement, the Company’s board of directors (the “Board”) has approved a 1-for-9 reverse stock split of its common shares. The reverse stock split is expected to become effective at the market opening on October 8, 2024 (the “Effective Date”). Following the reverse stock split, Vision Marine's common shares will trade on a split-adjusted basis under its existing Nasdaq ticker symbol, "VMAR." The new CUSIP number for the Company’s common shares post-split will be 92840Q202.

The primary goal of the reverse stock split is to increase the per share market price of the Company's common shares in an effort to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq Listing Rule 5550(a)(2). On September 20, 2024, the Board approved the reverse stock split at the ratio of 9-for-1, and on September 30, 2024, the Board approved the Effective Date.

As a result of the reverse stock split, every nine (9) common shares of the Company issued and outstanding will be automatically consolidated into one common share. Proportionate adjustments will be made to the exercise prices and the number of shares underlying the Company's outstanding equity awards, to the Company’s outstanding Series A Convertible Preferred shares and its outstanding Series B Convertible Preferred shares, as applicable, as well as to the number of shares issuable under the Company’s equity incentive plans. The common shares issued pursuant to the reverse stock split will remain fully paid and non-assessable. The reverse stock split will not decrease the number of authorized common shares (which shall remain limitless) or otherwise affect the par value of the common shares.

No fractional shares will be issued in connection with the reverse stock split. Shareholders will be issued one whole common share in exchange for any fractional interest that such shareholder would have otherwise received as a result of the reverse stock split.

Vstock Transfer LLC, the Company's transfer agent, is acting as the exchange agent for the reverse stock split. Shareholders holding their shares electronically in book-entry form and shareholders who hold their shares through a bank, broker, or other nominee will not need to take any action. Shareholders owning shares through a bank, broker, or other nominee will have their positions adjusted to reflect the reverse stock split.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. This innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Investor and Company Contact:

Bruce Nurse
(303) 919-2913
bn@v-mti.com